Exhibit 12

American General Finance Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Earnings: Income before provision for income taxes	$ 809,839	$ 680,951	$ 571,587	$ 496,270	$ 394,217
Interest expense	866,203	626,401	538,858	553,877	620,487
Implicit interest in rents	18,834	18,306	18,382	17,690	16,863
Total earnings	$1,694,876	$1,325,658	$1,128,827	$1,067,837	$1,031,567
Fixed charges: Interest expense	$ 866,203	$ 626,401	$ 538,858	$ 553,877	$ 620,487
Implicit interest in rents	18,834	18,306	18,382	17,690	16,863
Total fixed charges	$ 885,037	$ 644,707	$ 557,240	$ 571,567	$ 637,350
Ratio of earnings to fixed charges	1.92	2.06	2.03	1.87	1.62

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